UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Sportsman’s Warehouse Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

84920Y106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	84920Y106

1.	NAME OF REPORTING PERSONS

Kite Lake Capital Management (UK) LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,925,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,925,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN, OO

CUSIP No	84920Y106

1.	NAME OF REPORTING PERSONS

Kite Lake Capital Management Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,925,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,925,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, OO

CUSIP No	84920Y106

1.	NAME OF REPORTING PERSONS

Kite Lake Capital Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,925,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,925,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, OO

CUSIP No	84920Y106

1.	NAME OF REPORTING PERSONS

Massoumeh Khadjenouri

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,925,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,925,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	84920Y106

1.	NAME OF REPORTING PERSONS

Jan Lernout

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,925,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,925,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	84920Y106

Item 1.	(a).	Name of Issuer:

Sportsman’s Warehouse Holdings, Inc.

(b).	Address of Issuer's Principal Executive Offices:

1475 West 9000 South, Suite A West Jordan, Utah 84088

Item 2.	(a).	Name of Person Filing:

Kite Lake Capital Management (UK) LLP Kite Lake Capital Management Ltd Kite Lake Capital Ltd. Massoumeh Khadjenouri Jan Lernout

(b).	Address of Principal Business Office, or if None, Residence:

Kite Lake Capital Management (UK) LLP

1 Knightsbridge Green

6th Floor

London, SW1X 7QA

Kite Lake Capital Management Ltd

1 Knightsbridge Green

6th Floor

London, SW1X 7QA

Kite Lake Capital Ltd.

PO Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

Massoumeh Khadjenouri

c/o Kite Lake Capital Management (UK) LLP

1 Knightsbridge Green

6th Floor

London, SW1X 7QA

Jan Lernout

c/o Kite Lake Capital Management (UK) LLP

1 Knightsbridge Green

6th Floor

London, SW1X 7QA

(c).	Citizenship:

Kite Lake Capital Management (UK) LLP - United Kingdom

Kite Lake Capital Management Ltd - United Kingdom

Kite Lake Capital Ltd. - Cayman Islands

Massoumeh Khadjenouri – United Kingdom

Jan Lernout – Belgium

(d).	Title of Class of Securities:

Common Stock, $.01 par value

(e).	CUSIP Number:

84920Y106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Kite Lake Capital Management (UK) LLP: 1,925,000 Kite Lake Capital Management Ltd: 1,925,000 Kite Lake Capital Ltd.: 1,925,000 Massoumeh Khadjenouri: 1,925,000 Jan Lernout: 1,925,000

(b)	Percent of class:

Kite Lake Capital Management (UK) LLP: 5.1%

Kite Lake Capital Management Ltd: 5.1%

Kite Lake Capital Ltd.: 5.1%

Massoumeh Khadjenouri: 5.1%

Jan Lernout: 5.1%

Based on 37,697,436 shares of Common Stock outstanding as of December 8, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022.

(c)	Number of shares as to which Kite Lake Capital Management (UK) LLP has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,925,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,925,000	.

Number of shares as to which Kite Lake Capital Management Ltd has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,925,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,925,000	.

Number of shares as to which Kite Lake Capital Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,925,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,925,000	.

Number of shares as to which Massoumeh Khadjenouri has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,925,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,925,000	.

Number of shares as to which Jan Lernout has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,925,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,925,000	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
(Date)

MASSOUMEH KHADJENOURI KITE LAKE CAPITAL MANAGEMENT (UK) LLP KITE LAKE CAPITAL MANAGEMENT LTD KITE LAKE CAPITAL LTD.

By:	/s/ Massoumeh Khadjenouri
Massoumeh Khadjenouri, for herself and as Director of Kite Lake Capital Ltd. and Kite Lake Capital Management Ltd and as Partner of Kite Lake Capital Management (UK) LLP

JAN LERNOUT KITE LAKE CAPITAL MANAGEMENT (UK) LLP KITE LAKE CAPITAL MANAGEMENT LTD

By:	/s/ Jan Lernout
Jan Lernout, for himself and as a Director of Kite Lake Capital Management Ltd and as Partner of Kite Lake Capital Management (UK) LLP

*Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2023 relating to the Common Stock, $.01 par value, of Sportsman’s Warehouse Holdings, Inc., shall be filed on behalf of the undersigned.

MASSOUMEH KHADJENOURI KITE LAKE CAPITAL MANAGEMENT (UK) LLP KITE LAKE CAPITAL MANAGEMENT LTD KITE LAKE CAPITAL LTD.

By:	/s/ Massoumeh Khadjenouri
Massoumeh Khadjenouri, for herself and as Director of Kite Lake Capital Ltd. and Kite Lake Capital Management Ltd and as Partner of Kite Lake Capital Management (UK) LLP

JAN LERNOUT KITE LAKE CAPITAL MANAGEMENT (UK) LLP KITE LAKE CAPITAL MANAGEMENT LTD .

By:	/s/ Jan Lernout
Jan Lernout, for himself and and as a Director of Kite Lake Capital Management Ltd and as Partner of Kite Lake Capital Management (UK) LLP

Exhibit B

Each of Massoumeh Khadjenouri, Jan Lernout, Kite Lake Capital Management Ltd and Kite Lake Capital Ltd. has beneficial ownership by virtue of its role as a control person of Kite Lake Capital Management (UK) LLP.